November 3, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Babette Cooper and Jennifer Monick

Re:	Two Harbors Investment Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
Form 8-K filed July 31, 2023
File No. 001-34506

Dear Ms. Cooper and Ms. Monick:

We refer to the comment letter dated October 20, 2023 from the Staff of the Securities and Exchange Commission concerning the Form 10-K for the year ended December 31, 2022, filed on February 28, 2023 and the Form 8-K filed on July 31, 2023 for Two Harbors Investment Corp. (the “Company”). We have set forth in boldface type the text of the Staff’s comments in the aforementioned comment letter, followed by the Company’s responses in plain text.

Form 10-K for the year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations General, page 28

1.	We note your response to our comment 1 stating it would be difficult to reconcile the average portfolio yield, average cost of financing, and net spread to similar GAAP measures. We also note your disclosure stating that the average portfolio yield and average cost of financing measures include a non-GAAP measure in their calculations. Please tell us why you believe you can present ratios where a non-GAAP financial measure is included in the numerator and/or denominator without also presenting the ratio calculated using the most directly comparable GAAP measure(s) with equal or greater prominence. Also, please tell us what consideration you gave to providing reconciliations of the numerators and denominators of these measures. Please refer to Question 102.10(a) of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and Item 10(e) of Regulation S-K.

Response:

The Company’s disclosure of average portfolio yield, average cost of financing, and net spread has been designed to be reflective of the Company’s aggregate portfolio assets and liabilities and related derivative hedges. The calculation of these metrics includes adjustments for certain non-GAAP financial measures (such as MSR estimated amortization and TBA dollar roll income) as well as calculations of yield or cost of financing, income or expense, amortized cost, or outstanding borrowings on items for which GAAP presentation and disclosure requirements do not define or include concepts of yield or cost of financing, income or expense, amortized cost, or outstanding borrowings. Accordingly, the non-GAAP figures do not alone represent the numerator or denominator (as described in Question 102.10(a)) in the referenced ratios, but one of numerous components, and adjusting solely for non-GAAP adjustments would not produce a GAAP-equivalent ratio.

As disclosed in our letter to the Staff dated October 11, 2023, the Company believes the presentation of average portfolio yield, average cost of financing, and net spread is useful to investors in understanding the Company’s financial performance. The Company has disclosed these metrics for its aggregate portfolio in its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q as well as in quarterly earnings releases filed as exhibits to Current Reports on Form 8-K. The Company has also historically provided more detailed information on portfolio yields and costs in its quarterly earnings presentations filed as exhibits to Current Reports on Form 8-K. These more detailed presentations provide information by asset class and financing type used to derive the average portfolio yield, average cost of financing, and net spread for the aggregate portfolio.

The Company respectfully acknowledges the Staff’s comment and in future filings will remove from its Form 10-K, Form 10-Q and quarterly earnings releases the abbreviated tables that only provide aggregate portfolio yield and cost. Further, the Company will continue to provide the more detailed presentation of portfolio yields and financing costs, by asset class and financing type, in its quarterly earnings presentations. In this presentation, the Company will first disclose the yield, financing costs and net spread on available-for-sale (AFS) securities, which management views as the GAAP measure most directly comparable to the above reference aggregate portfolio yield and cost. The yield earned on AFS securities is based on GAAP interest income earned divided by GAAP average amortized cost; the cost of financing on AFS securities is based on GAAP interest expense incurred on the repurchase agreements related to the AFS securities divided by the GAAP average outstanding balances of the repurchase agreements; and the resulting GAAP net spread represents the GAAP yield less the GAAP cost of financing on its AFS securities.

The proposed table and accompanying end notes are set forth below:

Three Months Ended September 30, 2023 ($ thousands)
Portfolio Asset Type	Measure	Average Amortized Cost	Income(1)	Average Yield
Available-for-sale securities	GAAP	$ 9,284,380	$ 107,827	4.65%
Adjustments to include other portfolio items:
Mortgage servicing rights(2)(3)	Non-GAAP	2,029,201	59,276	11.68%
Agency derivatives(2)(4)	Non-GAAP	18,257	91	1.99%
TBAs(2)(5)	Non-GAAP	2,599,044	22,517	3.47%
Total portfolio	Non-GAAP	$ 13,930,882	$ 189,711	5.45%

Financing Collateral Type	Measure	Average Outstanding Balance	Expense(6)	Average Cost
Borrowings collateralized by available-for-sale securities	GAAP	$ 8,757,647	$ 122,746	5.61%
Adjustments to include other financing items:
Borrowings collateralized by mortgage servicing rights and advances	GAAP	2,021,279	45,539	9.01%
Borrowings collateralized by Agency derivatives(4)	GAAP	11,679	173	5.93%
Convertible senior notes	GAAP	268,043	4,636	6.92%
Interest rate swaps(2)(7)	Non-GAAP		(6,851)	(0.20)%
U.S. Treasury futures(2)(8)	Non-GAAP		(11,174)	(0.33)%
TBAs(2)(5)	Non-GAAP	2,599,044	24,623	3.79%
Total financing	Non-GAAP	$ 13,657,692	$ 179,692	5.26%

Net Spread	Measure			Average Yield, less Cost
Net spread on AFS securities	GAAP			(0.96)%
Net spread on total portfolio	Non-GAAP			0.19%

1. Includes interest income, net of premium amortization/discount accretion, on Agency and non-Agency investment securities, servicing income, net of estimated amortization and servicing expenses, on MSR, and the implied asset yield portion of dollar roll income on TBAs. Amortization on MSR refers to the portion of change in fair value of MSR primarily attributed to the realization of expected cash flows (runoff) of the portfolio, which is deemed a non-GAAP measure due to the company’s decision to account for MSR at fair value. TBA dollar roll income is the non-GAAP economic equivalent to holding and financing Agency RMBS using short-term repurchase agreements.

2. As reported elsewhere in the company’s filings with the Securities and Exchange Commission, MSR, Agency derivatives, TBA, interest rate swap agreements and U.S. Treasury futures are reported at fair value in the company’s consolidated financial statements in accordance with GAAP, and the GAAP presentation and disclosure requirements for these items do not define or include the concepts of yield or cost of financing, amortized cost, or outstanding borrowings.

3. Amortized cost on MSR for a given period equals the net present value of the remaining future cash flows (obtained by applying original prepayment assumptions to the actual unpaid principal balance at the start of the period) using a discount rate equal to the original pricing yield. Original pricing yield is the discount rate which makes the net present value of the cash flows projected at purchase equal to the purchase price. MSR amortized cost is deemed a non-GAAP measure due to the company’s decision to account for MSR at fair value.

4. Represents inverse interest-only Agency RMBS which are accounted for as derivative instruments in accordance with GAAP.

5. Both the implied asset yield and implied financing benefit/cost of dollar roll income on TBAs are calculated using the average cost basis of TBAs as the denominator. TBA dollar roll income is the non-GAAP economic equivalent to holding and financing Agency RMBS using short-term repurchase agreements. TBAs are accounted for as derivative instruments in accordance with GAAP.

6. Includes interest expense and amortization of deferred debt issuance costs on borrowings under repurchase agreements (excluding those collateralized by U.S. Treasuries), revolving credit facilities, term notes payable and convertible senior notes, interest spread income/expense and amortization of upfront payments made or received upon entering into interest rate swap agreements, and the implied financing benefit/cost portion of dollar roll income on TBAs. TBA dollar roll income is the non-GAAP economic equivalent to holding and financing Agency RMBS using short-term repurchase agreements.

7. The cost of financing on interest rate swaps held to mitigate interest rate risk associated with the company’s outstanding borrowings is calculated using average borrowings balance as the denominator.

8. The cost of financing on U.S. Treasury futures held to mitigate interest rate risk associated with the company’s outstanding borrowings is calculated using average borrowings balance as the denominator. U.S. Treasury futures income is the economic equivalent to holding and financing a relevant cheapest-to-deliver U.S. Treasury note or bond using short-term repurchase agreements.

Form 8-K filed July 31, 2023

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Financial Information, page 11

2.	We note your response to our comment 2 stating that the litigation expenses pertain to ongoing litigation with PRCM Advisers LLC. It appears that such litigation expenses occurred in both 2022 and 2023. Please tell us why you believe this adjustment is appropriately labeled as "Other nonrecurring expenses" given its ongoing nature. Please refer to Question 102.03 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and Item 10(e) of Regulation S-K.

Response:

As disclosed in our response letter dated October 11, 2023, management does not view these litigation expenses as being recurring in nature, as they are not normal operating expenses incurred in connection with the Company’s business of investing in and managing Agency RMBS and MSR or operating as a real estate investment trust, as defined under the Internal Revenue Code of 1986, as amended. However, the Company respectfully acknowledges the Staff’s comment and in future filings will rename the adjustment for “Other nonrecurring expenses” as “Certain operating expenses.” Footnote disclosure will be provided to indicate that such amount predominantly consists of expenses incurred in connection with the Company’s ongoing litigation with PRCM Advisers LLC and that it also includes certain transaction expenses incurred in connection with the Company’s acquisition of RoundPoint Mortgage Servicing LLC.

3.	We note your response to our comment 3. Please address the following regarding your non-GAAP financial measure labeled Income Excluding Market-Driven Value Changes:

•	Please revise your disclosure in future earnings releases to more clearly describe the measure. Please refer to Question 100.05 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

•	We note your response states that the purpose of presenting this measure is to allow investors to better understand the sources of returns from the Company’s investment portfolio, operating expenses and tax expenses. As this measure appears to isolate income excluding market-driven changes, please tell us what consideration you gave to supplementing your presentation with the other sources of returns (i.e. market-driven changes) that are not presented in this measure.

In your response, please provide an example of any intended revisions to your disclosure.

Response:

The Company has evaluated its disclosures of Income Excluding Market-Driven Value Changes, or IXM, and proposes to make certain revisions that are designed to more clearly describe the calculation of this measure, explain its purpose and to make it easier for analysts and investors to reconcile back to the most comparable GAAP measure. As discussed with the Staff on October 25, 2023, the Company has historically provided a more detailed presentation of IXM in its quarterly earnings presentations filed as exhibits to Current Reports on Form 8-K. The proposed updates to these slides and the accompanying end notes are set forth below. Revisions that have been incorporated include: (i) updating the line items on the “Results and Return Contributions” and “IXM Quarterly Review” slides such that each line item therein can be mapped back to a specific GAAP income statement line item; (ii) expanding the “Comparison of GAAP and Non-GAAP Measures” slide to the appendix to provide a mapping of the various IXM line items to specific GAAP income statement line items; and (iii) updating end note disclosures to align with the description of IXM and calculation of market-driven value changes provided in our letter to the Staff dated October 11, 2023.

Results and Return Contributions

Three Months Ended September 30, 2023 ($ in thousands)	Total Comprehensive Loss	Market-Driven Value Changes and Certain Operating Expenses (1)(2)	Income Excluding Market- Driven Value Changes (IXM) (3)
RMBS and other Agency securities (4)
Coupon income	$ 114,170	$ ---	$ 114,170
Amortization	(6,652)	---	(6,652)
Realized and unrealized, and provision for credit losses	(353,528)	(391,159)	37,631
Funding expense	(122,919)	---	(122,919)
MSR
Servicing fee income	141,816	---	141,816
Float, ancillary and other income	36,809	---	36,809
Servicing expenses	(28,909)	(3,344)	(25,565)
Amortization	(63,999)	---	(63,999)
Realized and unrealized, including change in servicing advances	130,374	137,196	(6,822)
Funding expense	(45,539)	---	(45,539)
Derivatives and other
Swaps net interest spread	6,851	---	6,851
Swaps and swaptions realized and unrealized	105,058	110,764	(5,706)
TBAs	(90,662)	(98,613)	7,951
U.S. Treasury futures	171,865	171,865	---
Other futures and options on futures	7,053	7,053	---
Interest on cash, reverse repurchase agreements and other	18,684	2,903	15,781
Expenses
Convertible debt interest expense	(4,636)	---	(4,636)
Operating expenses	(24,601)	(10,396)	(14,205)
Tax expense	(36,365)	(32,402)	(3,963)
(Losses) earnings attributable to Two Harbors	(44,730)	(106,133)	61,403
Dividends on preferred stock	(12,115)	---	(12,115)
(Losses) earnings attributable to common stockholders	$ (56,845)	$ (106,133)	$ 49,288

Annualized return on common equity	(14.5)%		12.6%
Annualized return per weighted average basic common share	($0.61)		$0.51

Note: The column labeled “Total Comprehensive Loss” is based on the company’s Comprehensive Loss, determined in accordance with GAAP, that has been reorganized into the categories that represent the company’s portfolio of target assets, unsecured and secured financing by asset collateral type, and derivatives and other items. This presentation illustrates both the positive and negative aspects of the company’s GAAP performance for the reporting period and provides a reconciliation with our non-GAAP measures shown in the columns labeled “Market-Driven Value Changes and Certain Operating Expenses” and “Income Excluding Market-Driven Value Changes.” See Appendix slide "Comparison of GAAP and non-GAAP Measures" for the mapping of each line item to our Form 10-Q Consolidated Statement of Comprehensive Loss.
1. Market-Driven Value changes represents the company’s portfolio return from unexpected price changes. Unexpected price changes represent the differences between (a) actual spreads, forward interest rates, shape of the term structure and volatility, and (b) the spreads, forward interest rates, shape of the term structure and volatility that were factored into the previous day ending fair value. Unexpected price changes are measured daily and used to determine the portion of actual market price changes not attributable to modeled price changes. The reported market-driven value changes adjustment for each of RMBS and other Agency securities, MSR, swap and swaptions and TBA is the sum of all daily unexpected price changes for the referenced period. See Appendix slide "GAAP to IXM Reconciliation" for a definition of IXM and a reconciliation of GAAP to non-GAAP financial information.
2. Certain operating expenses predominantly consists of expenses incurred in connection with the company’s ongoing litigation with PRCM Advisers LLC. It also includes certain transaction expenses incurred in connection with the company’s acquisition of RoundPoint Mortgage Servicing LLC.
3. Income Excluding Market-Driven Value Changes, or IXM, is a non-GAAP measure. See Appendix slide "GAAP to IXM Reconciliation" for a definition of IXM and a reconciliation of GAAP to non-GAAP financial information.
4. RMBS and other Agency securities includes inverse interest-only Agency RMBS, which are accounted for as derivative instruments in accordance with GAAP.

IXM Quarterly Review

	Income Excluding Market-Driven Value Changes (1)
($ in thousands)	Q3-2023	Q2-2023	Variance
RMBS and other Agency securities (2)
Coupon income	$ 114,170	$ 112,678	$ 1,492
Amortization	(6,652)	(8,385)	1,733
Realized and unrealized, and provision for credit losses	37,631	38,432	(801)
Funding expense	(122,919)	(111,317)	(11,602)
MSR
Servicing fee income	141,816	144,370	(2,554)
Float, ancillary and other income	36,809	30,853	5,956
Servicing expenses	(25,565)	(23,123)	(2,442)
Amortization	(63,999)	(60,517)	(3,482)
Realized and unrealized, including change in servicing advances	(6,822)	(11,977)	5,155
Funding expense	(45,539)	(43,552)	(1,987)
Derivatives and other
Swaps net interest spread	6,851	3,453	3,398
Swaps and swaptions realized and unrealized	(5,706)	(4,004)	(1,702)
TBAs	7,951	10,717	(2,766)
U.S. Treasury futures	---	---	---
Other futures and options on futures	---	---	---
Interest on cash, reverse repurchase agreements and other	15,781	13,566	2,215
Expenses
Convertible debt interest expense	(4,636)	(4,692)	56
Operating expenses	(14,205)	(13,620)	585
Tax expense	(3,963)	(3,266)	(697)
Earnings attributable to Two Harbors	61,403	69,616	(8,213)
Dividends on preferred stock	(12,115)	(12,115)	---
Earnings attributable to common stockholders	$ 49,288	$ 57,501	$ (8,213)

Annualized return on common equity	12.60%	14.80%
Annualized return per weighted average basic common share	$0.51	$0.60
1. Income Excluding Market-Driven Value Changes, or IXM, is a non-GAAP measure. See Appendix slide "GAAP to IXM Reconciliation" for a definition of IXM and a reconciliation of GAAP to non-GAAP financial information.
2. RMBS and other Agency securities includes inverse interest-only Agency RMBS, which are accounted for as derivative instruments in accordance with GAAP.

Comparison of GAAP and Non-GAAP Measures (Appendix)

Three Months Ended September 30, 2023 ($ in thousands)	Mapping of Line Item to Form 10-Q Consolidated Statement of Comprehensive Loss	Total Comprehensive Loss	Earnings Available for Distribution (EAD) (1)	Income Excluding Market-Driven Value Changes (IXM) (2)
RMBS and other Agency securities
Coupon income	Total interest income and Gain (loss) on derivative instruments	$ 114,170	$ 114,170	$ 114,170
Amortization	Total interest income and Gain (loss) on derivative instruments	(6,252)	(6,652)	(6,652)
Realized and unrealized, and provision for credit losses	(Loss) gain on investment securities, Gain (loss) on derivative instruments, and Other comprehensive loss	(353,528)	---	37,631
Funding expense	Total interest expense	(122,919)	(122,919)	(122,919)
MSR
Servicing fee income	Servicing income	141,816	141,816	141,816
Float, ancillary and other income	Servicing income	36,809	36,809	36,809
Servicing expenses	Servicing expenses	(28,909)	(28,909)	(25,565)
Amortization	Gain (loss) on servicing asset	(63,999)	(90,485)	(63,999)
Realized and unrealized, including change in servicing advances	Gain (loss) on servicing asset and Servicing expenses	130,374	---	(6,822)
Funding expense	Total interest expense	(45,539)	(45,539)	(45,539)
Derivatives and other
Swaps net interest spread	Gain on interest rate swap and swaption agreements	6,851	6,851	6,851
Swaps and swaptions realized and unrealized	Gain on interest rate swap and swaption agreements	105,058	---	(5,706)
TBAs	Gain (loss) on other derivative instruments	(90,662)	(2,106)	7,951
U.S. Treasury futures	Gain (loss) on other derivative instruments	171,865	11,174	---
Other futures and options on futures	Gain (loss) on other derivative instruments	7,053	---	---
Interest on cash, reverse repurchase agreements and other	Total interest income and Other income (loss)	18,684	15,781	15,781
Expenses
Convertible debt interest expense	Total interest expense	(4,636)	(4,636)	(4,636)
Operating expenses	Compensation and benefits and Other operating expenses	(24,601)	(12,629)	(14,205)
Tax expense	Provision for income taxes	(36,365)	(1,787)	(3,963)
(Losses) earnings attributable to Two Harbors	Net income	(44,730)	11,339	61,403
Dividends on preferred stock	Dividends on preferred stock	(12,115)	(12,115)	(12,115)
(Losses) earnings attributable to common stockholders	Comprehensive loss attributable to common stockholders	$ (56,845)	$ (776)	$ 49,288

Annualized return on common equity		(14.5)%	(0.2)%	12.60%
Quarterly return per weighted average basic common share		$ (0.61)	$ (0.01)	$ 0.51

1. Earnings Available for Distribution, or EAD, is a non-GAAP measure. See Appendix slide "GAAP to EAD Reconciliation" for a definition of EAD and a reconciliation of GAAP to non-GAAP financial information.

2. Income Excluding Market-Driven Value Changes, or IXM, is a non-GAAP measure. See Appendix slide "GAAP to IXM Reconciliation" for a definition of IXM and a reconciliation of GAAP to non-GAAP financial information.

GAAP to IXM Reconciliation (Appendix)*

Reconciliation of GAAP to non-GAAP Information	Three Months Ended	Three Months Ended
($ thousands, except for per common share data)	30-Sep-23	30-Jun-23
Comprehensive (loss) income attributable to common stockholders	$ (56,845)	$ 31,478
Adjustments to exclude market-driven value changes and certain operating expenses:
RMBS and other Agency securities market-driven value changes(1)	391,159	195,343
MSR market-driven value changes(1)	(138,182)	(94,172)
Swap and swaption market-driven value changes(1)	(110,764)	(57,085)
TBA market-driven value changes(1)	98,613	87,800
Realized and unrealized gains on futures	(178,918)	(126,923)
Other realized gains	(2,903)	(2,201)
Change in servicing reserves	994	(301)
Deboarding fees associated with RoundPoint acquisition	3,336	2,368
Certain operating expenses(2)	10,396	7,134
Gain on repurchase and retirement of preferred stock	—	(2,454)
Net provision for income taxes associated with market-driven value changes and certain operating expenses	32,402	16,514
Income Excluding Market-Driven Value Changes to common stockholders	$ 49,288	$ 57,501
Weighted average basic common shares	96,176,287	96,387,877
Income Excluding Market-Driven Value Changes per weighted average basic common share	$ 0.51	$ 0.60

Note: Income Excluding Market-Driven Value Changes, or IXM, is a non-GAAP measure defined as total comprehensive income attributable to common stockholders, excluding market-driven value changes on the aggregate portfolio, provision for income taxes associated with market-driven value changes, certain operating expenses and gains on the repurchase and retirement of preferred stock and convertible senior notes. As defined, IXM includes the realization of portfolio cash flows which incorporates actual prepayments, changes in portfolio accrued interest, servicing income and servicing expenses, and certain modeled price changes. These modeled price changes are measured daily based on a “Realized Forwards” methodology, which includes the assumption that spreads, forward interest rates, shape of the term structure and volatility factored into the previous day ending fair value are unchanged. Assumptions for spreads, forward interest rates, shape of the term stricture, volatility and the previous day ending fair value include applicable market data, data from third-party brokers and pricing vendors and management’s assessment. This applies to RMBS, MSR and derivatives, as applicable, and is net of all certain operating expenses and provision for income taxes associated with IXM. The purpose of presenting IXM, and the various adjustments related to market-driven value changes and certain legal expenses and acquisition transaction costs, is to provide management, analysts and investors with a profit and loss attribution that allows them to better understand the sources of returns from the company’s investment portfolio, operating expenses and tax expenses. IXM provides supplemental information to assist investors in analyzing the company’s results of operations and helps facilitate comparisons to industry peers. IXM is one of several measures the company’s board of directors considers to determine the amount of dividends to declare on the company’s common stock and should not be considered an indication of taxable income or as a proxy for the amount of dividends the company may declare.

1. The market-driven value changes adjustment for each of RMBS and other Agency securities, MSR, swap and swaptions and TBA represents unexpected price changes for the referenced period. As defined, the calculation of IXM includes modeled price changes that are measured daily based on a “Realized Forwards” methodology, which includes the assumption that spreads, forward interest rates, shape of the term structure and volatility factored into the previous day ending fair value are unchanged. Unexpected price changes represent the differences between (a) actual spreads, forward interest rates, shape of the term structure and volatility, and (b) the spreads, forward interest rates, shape of the term structure and volatility that were factored into the previous day ending fair value. Unexpected price changes are measured daily and used to determine the portion of actual market price changes not attributable to modeled price changes. The reported market-driven value changes adjustment for each of RMBS and other Agency securities, MSR, swap and swaptions and TBA is the sum of all daily unexpected price changes for the referenced period.

2. Certain operating expenses predominantly consists of expenses incurred in connection with the company’s ongoing litigation with PRCM Advisers LLC. It also includes certain transaction expenses incurred in connection with the company’s acquisition of RoundPoint Mortgage Servicing LLC.

* The Company would expect to make conforming updates to this table and the accompanying footnotes in future quarterly earnings press releases.

As indicated in our disclosures, management believes the presentation of IXM and the various adjustment related to market-driven value changes and certain operating expenses is useful to analysts and investors by providing a profit and loss attribution that allows them to better understand the sources of returns from the Company’s investment portfolio, operating expenses and tax expenses. Management believes the foregoing updates to its IXM-related disclosures provide a more concise description of this financial measure and a clear reconciliation to the most comparable GAAP measure.

*   *   *   *   *

Should you have any further comments, please direct them to our Chief Financial Officer, Mary Riskey, at 1601 Utica Avenue South, Suite 900, St. Louis Park, MN 55416, via telephone at (612) 453-4082 or via email mary.riskey@twoharborsinvestment.com.

Sincerely,

TWO HARBORS INVESTMENT CORP.

By:	/s/ Mary Riskey
Name: Mary Riskey
Title: Chief Financial Officer